
October 3, 2024

Bert Nappier
Executive Vice President and Chief Financial Officer
Genuine Parts Company
2999 Wildwood Parkway
Atlanta, GA 30339

> **Re: Genuine Parts Company**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-05690**

Dear Bert Nappier:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations
Non-GAAP Financial Measures, page 24

1. Please remove the total segment profit and total segment profit margin non-GAAP measures from your filings or remove the corporate expense adjustment, since this adjustment appears to result in the exclusion of normal, recurring, cash operating expenses from these non-GAAP measures. Refer to Questions 100.01 and 104.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Consolidated Financial Statements
Consolidated Statements of Cash Flows, page 41

2. Please revise the other assets and liabilities line item to present changes in other assets separately from other liabilities and further breakout any material components. Also, present acquisitions separately from other investing activities and further breakout any material components. Refer to ASC 230-10-45-7 and 45-29.

Note 2. Segment Data, page 48

3.   Please disclose in greater detail the types of amounts included in the corporate expense line item of your segment reconciliation. Refer to ASC 280-10-50-31. Also, revise your management's discussion and analysis section to discuss with quantification the business reasons for material changes between periods in (a) each segment's profit and (b) any material reconciling items of the segment reconciliation in Note 2, such as corporate expense. In circumstances where there are more than one business reason for the change, such as in your Industrial segment discussion on page 24, please quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if you have any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services